Filed Pursuant to Rule 253(g)(2)
File No. 024-10568

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 2 DATED SEPTEMBER 27, 2018
TO THE OFFERING CIRCULAR DATED AUGUST 10, 2018

This document supplements, and should be read in conjunction with, the offering circular of Fundrise West Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated August 10, 2018 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 13, 2018 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset updates.

Asset Updates

Senior Mortgage Loan – SC Group 3400 Fletcher, LLC

On April 26, 2017, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage loan with a maximum principal balance of $2,175,000 (the “Stradella Court Fletcher Senior Loan”). The borrower, SC Group 3400, LLC, a California limited liability company (“Stradella Court Fletcher”), used the loan proceeds to purchase 26,765 square feet of land that is currently unentitled at 3400-3414 Fletcher Drive and 3047 Avenue 34, Los Angeles, CA (the “Stradella Court Fletcher Property”). During the loan term, Stradella Court Fletcher entitled the land to build fifteen homes under the Los Angeles Small Lot Ordinance and progressed through design and construction documents for the site. The Stradella Court Fletcher Senior Loan was secured by the Stradella Court Fletcher Property.

On September 18, 2018, Stradella Court Fletcher paid off the investment for the full amount of the Stradella Court Fletcher Senior Loan principal drawn to date plus interest. Principal drawn to date amounted to $2,175,000 as of the pay-off date. The loan yielded an IRR of approximately 9.6%. Stradella Court Fletcher repaid the Stradella Court Fletcher Senior Loan by refinancing.

Senior Mortgage Loan – Delridge Five, LLC

On December 6, 2017, we acquired from Fundrise Lending a first mortgage construction loan with a maximum principal balance of $2,500,000, (the “Envision Delridge Five Senior Loan”). The borrower, Delridge Five, LLC, a Washington state limited liability company (“Envision Delridge Five”), used the loan proceeds to purchase 8,400 square feet of land and intended to build and sell five infill townhomes at 5206 Delridge Way SW, Seattle, WA (the “Envision Delridge Five Property”). Envision Delridge Five is managed by the principals of Envision Northwest (“Envision”), a real estate company. Due to unexpected construction permit delays, therefore, the inability to commence construction, Envision paid off the outstanding principal and accrued interest balance of approximately $865,000, on September 14, 2018. The loan yielded an IRR of approximately 12.00%.

Senior Mortgage Loan – Phoenix Partners of Sixth Avenue, LLC

On August 24, 2017, we acquired from Fundrise Lending, a first mortgage loan with a principal balance of $1,700,000 (the “DB Builders Sixth Avenue Senior Loan”). The borrower, Phoenix Partners on Sixth Avenue, LLC, an Arizona limited liability company (“DB Builders Sixth Avenue”), used the loan proceeds to purchase 52,441 square feet of land at 319-341 North 6th Avenue, Phoenix, AZ (the “DB Builders Sixth Avenue Property”). DB Builders Sixth Avenue entitled the land and completed horizontal site work during the loan term. The DB Builders Sixth Avenue Senior Loan is secured by the DB Builders Sixth Avenue Property.

On May 29, 2018, DB Builders Sixth Avenue paid off the investment for the full amount of the DB Builders Sixth Avenue Senior Loan principal drawn to date plus interest. Principal drawn to date amounted to $1,700,000 as of the pay-off date. The loan yielded an IRR of approximately 10.3%. DB Builders Sixth Avenue sold the DB Builders Sixth Avenue Property to a public builder to complete the project as-entitled.